Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in Exhibit 99.D to the Annual Report. To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms used but not defined in this section have the meanings ascribed to them in the Annual Report.

REPUBLIC OF CHILE

Recent Developments

The Chilean Government

On October 18, 2023, Law No. 21,616 was published in the Official Gazette, allowing the General Treasury of the Republic to grant for a period of six months from the publication of the law, payment agreements to repay loans granted by the government to small- and medium-sized transport companies and to drivers of paid passenger transport during the COVID-19 pandemic. In particular, Law No. 21,616 allows paying off loans in 36 monthly installments, without interest or readjustments as long as debtors remain up-to-date with their payments, and debt repayment to be calculated in pesos, instead of in Unidades de Fomento.

On December 11, 2023, Law No. 21,634 was published in the Official Gazette, modernizing Law No. 19,886, known as the “Public Procurement Law”, among other laws. Law No. 21,634 aims to enhance the quality of public spending and raise standards of probity and transparency in the public procurement process, and introduces principles of circular economy in government purchases. The main amendments include: (i) a new chapter on probity and transparency, which regulates conflicts of interest and the duty of abstention of public officials from procurement procedures, the nullity of contracts entered into in violation of such chapter, the creation of a complaints channel, and the power of the Comptroller General of the Republic to order or directly instruct administrative summary proceedings for violations of the procurement law, among other matters; (ii) more competitive procurement and contracting procedures, expressly establishing the public bidding mechanism as a general rule; and (iii) the promotion of smaller companies in public procurement procedures.

The Chilean Constitution

Constitutional Process

On December 17, 2023, a new referendum on the approval or rejection of the draft constitution proposed by the Constitutional Council took place, with 55.76% of voters rejecting the new constitution and 44.24% approving it. Voting was mandatory for all citizens 18 years old or older. Given that the proposed draft was rejected, the current constitution remains in effect. Additionally, the Chilean government announced that the process for the promulgation of a new constitution was closed and no initiatives on this matter would be proposed during the current presidential term, which ends on March 11, 2026.

Taxation

Double Taxation Avoidance Convention

On December 19, 2023, Chile and the United States exchanged diplomatic notes in relation to the Double Taxation Avoidance Convention (the “Convention”) and finalized its processing. Most of the provisions are in effect as of January 1, 2024, except for those related to the reduced withholding tax rates, which will become in effect as of February 1, 2024. The main provisions contained in the Convention relate to the taxation of (i) income from real property; (ii) business profits; (iii) international transport; (iv) associated enterprises; (v) dividends; (vi) interest; (vii) royalties; (viii) capital gains; (ix) independent personal services; (x) dependent personal services; (xi) directors’ fees; (xii) artists and athletes; (xiii) pensions, social security, alimony and child support; (xiv) government services; (xv) students and trainees; and (xvi) other sources of income.

The following are some of the principal provisions contained in the Convention:

(i)	Business Profits: Payments made for services from Chile to the United States are generally subject to withholding tax (Impuesto Adicional) ranging from 15% to 35%. Under the Convention, these payments will be exempt from withholding taxes, except for certain exceptions detailed in the Convention.

(ii)	Interest: Interest payments made from Chile to the United States are subject to a 35% withholding tax. Under the Convention, the rate will be reduced to 15%, which would also be subject to an additional decrease to 10% within five years. The Chilean Income Tax law provides a more beneficial reduced 4% withholding tax applicable to certain types of non-resident lenders, such as banks, financial institutions, pension funds and insurance companies, provided certain additional and specific requirements are met.

(iii)	Royalties: Royalty payments made from Chile to the United States are generally subject to a 30% withholding tax. Under the Convention, the general rate will be reduced to 10%, and a 2% rate will apply to royalties for the use of industrial, commercial, or scientific equipment.

(iv)	Capital Gains: Capital gains from the sale of shares obtained by non-residents in Chile are subject to a 35% withholding tax. Under the Convention, this rate, depending on the type of asset to be disposed of, will be reduced to 16%, if certain conditions established in the Convention are met. In some specific cases, these gains may not be taxed. When capital gains arise from the sale of stocks, bonds, or other instruments traded on the stock exchange by a resident of a contracting state, they are not subject to withholding tax, provided that certain requirements are met.

(v)	Dividends: Dividends paid from Chile to the United States, in accordance with the “Chile Clause”, will continue to be subject to a 35% withholding tax rate. However, U.S. residents can apply 100% of tax credits received for the payment of “First Category Taxes” against withholding taxes on dividends. The payment of withholding taxes on dividends with “First Category Tax” credits results in an effective rate of 8% on dividends and a maximum marginal rate of 35% (i.e., “First Category Tax” plus withholding tax). Under current legislation, such benefit is effective until 2026, but with the Convention’s full entry into effect, it will be extended indefinitely.

(vi)	Elimination of Double Taxation: The Convention establishes specific mechanisms to avoid double taxation. The mechanisms include, for example, the granting of a tax credit for taxes paid in the country of origin of the income. The objective is to ensure that a taxpayer is not taxed twice on the same income in both countries, thus encouraging investment between the two countries.

Law No. 21,631

On October 31, 2023, Law No. 21,631 was published in the Official Gazette, establishing a transitory and extraordinary tax benefit for the purchase of new real estate property acquired with mortgage-backed loans. The benefit that applies to individuals with residence or domicile in Chile will consist of a refundable tax credit of up to 16 Unidades Tributarias Mensuales (monthly inflation-linked tax units; approximately US$1,100). The tax credit will have a term of five years and it is expected to be a boost to the acquisition of new real estate property.

Financial Sector

On November 30, 2023, the Financial Market Commission (“CMF”) issued Exempt Resolution No. 9077 (the “Resolution”), which approved a new category of foreign exchange operations. In particular, the Resolution modifies the category of transactions “denominated” in foreign currency to also include those “in” foreign currency. Pursuant to the Resolution, such transactions will be renamed “transactions in foreign currency and denominated in foreign currency” (i.e., those denominated and payable in a foreign currency). The purpose of the Resolution is to subject operations of credit and other money operations that are denominated and paid in foreign currency to the conventional maximum interest rate regulated by Law No. 18,010. As a result, if an interest rate above the maximum applicable conventional rate is established, such interest rate will be reduced to the current interest rate. Prior to the Resolution, this limit applied only to transactions denominated in foreign currency and payable in pesos, but not to those denominated and payable in foreign currency.

On December 30, 2023, Law 21,641 was published in the Official Gazette, aiming to strengthen the resilience of the financial system and its infrastructure. Law 21,641 responds to the economic and financial circumstances that the Central Bank of Chile has had to face in the last few years due to the economic crisis caused by the COVID-19 pandemic, and introduces various amendments to the Chilean financial system regulation, including the following:

(i)	Improving the market of sale and repurchase agreements, regulating the functioning of such transactions within a company reorganization or liquidation process, to provide certainty in case of default by a party.

(ii)	Extending access to services by the Central Bank of Chile to non-bank financial institutions and financial market infrastructure companies which will be able to access credit lines, financings and refinancings, and credits in case of emergency due to temporary lack of liquidity.

(iii)	Improving the institutional framework for financial market infrastructure, allowing, among other things, securities depository and custodian companies to perform clearing functions and access settlement accounts, and allowing the CMF to recognize foreign central counterparties to operate with local counterparties.

(iv)	Enhancing certain aspects of the legislation applicable to savings and credit cooperatives (Cooperativas de Ahorro y Crédito).

(v)	Creating a simplified procedure for obtaining a taxpayer number (rol único tributario) to facilitate the internationalization of the Chilean currency, mainly with respect to non-residents who engage in cross-border financial transactions in such currency.

(vi)	Allowing stock exchanges to suspend trading in one or more securities for up to five trading days, including the possibility to suspend trading in all securities simultaneously, for a maximum period of one trading day, in order to protect the public’s and investors’ interest.

On January 12, 2024, the CMF issued General Rule No. 502 (Norma de Carácter General N° 502), which regulates the registration and authorization process for companies providing specific fintech services, such as crowdfunding platforms, alternative transaction systems, credit and investment advice, custody of financial instruments, order routers and financial instrument intermediaries. Under this regulation, entities interested in providing such services will have to file for registration in the Financial Services Providers Registry carried out by the CMF. Once the registration process is completed and approved by the CMF, registered entities should request a specific authorization to provide a regulated fintech service. General Rule No. 502 will enter into force on February 3, 2024, and the existing entities obligated to file for registration will have a period of 12 months to present their filings with the CMF. However, from February 3, 2024, investment advisors would not be able to provide their services if they are not registered in the Financial Services Providers Registry.

Measures Implemented to Deter Terrorism Financing and Money Laundering

On November 23, 2023, Law No. 21,632 was published in the Official Gazette with the objective to deter terrorism financing and money laundering. Chile created the obligation to report by means of an affidavit, the transportation, to or from Chile, of cash or bearer instruments exceeding US$10,000 or its equivalent in any other currency. The information provided in the affidavit will be processed by the Nacional Customs Office and the Financial Analysis Unit of Chile (Unidad de Análisis Financiero).

Law No. 21,632 also increased the fine associated with the infringement of this requirement (from 10% to 30% of the value of the undeclared bearer instruments or cash). It creates a new criminal offense of money smuggling, and increases to up to 20 years the prison time for those who commit this offense. Moreover, under certain circumstances, Law 21,632 provides for leniency by allowing prosecutors to forego criminal prosecution if the offender agrees to pay an agreed-upon amount of money.

Energy

On December 19, 2023, the Ministry of National Assets published a resolution approving a national plan to promote energy storage system projects on public land. This plan, along with a Power Payment Regulation and an Environmental Assessment Guide, is expected to promote the assignment of public lands to energy storage systems (stand-alone type). The goal is to boost Chile’s sustainable energy sources and increase investors’ certainty. Furthermore, the implementation of this type of technology is expected to help address the lack of energy transmission infrastructure in the short-term. This plan marks the beginning of a land concession program for private parties interested in developing this type of energy storage systems in selected public lands. The concessions are expected to begin in 2026.

Mining and Natural Resources

On December 27, 2023, CODELCO, a Chilean state-owned company dedicated to copper mining exploitation, reached an agreement with Sociedad Química y Minera de Chile S.A. (“SQM”), a publicly traded private company specialized in the exploitation, processing and commercialization of potassium nitrate and specialty fertilizers, iodine, potassium, and lithium in Chile. This agreement, outlined in a memorandum of understanding, establishes a strategic association between the private and the public sector, as of January 1, 2025, to facilitate the exploitation, processing and commercialization of lithium in the Salar de Atacama until 2060.

The agreement provides that, from January 2025 to December 2030, CODELCO will be entitled to receive a profit corresponding to the benefit from the commercialization of 201,000 tons of lithium carbonate equivalent. From January 2031 to December 2060, CODELCO and SQM will receive as economic benefits a pro-rata portion corresponding to its shareholding, which for CODELCO is expected to be 50.00% plus one share. If this agreement comes to fruition, Chile is expected to undergo an efficient transition, maintaining uninterrupted production and resource transfers.

On December 30, 2023, Law No. 21,649 was published in the Official Gazette, which amended Law No. 21,420, which in turn amended the Mining Code as of January 1, 2024, and other mining legal provisions in order to generate a more harmonious regulatory framework in line with the practical reality of mining in Chile. Among the main aspects of Law No. 21,649 are: (i) it introduces regulations for exploration mining concessions, allowing to request extensions for periods of up to four years; (ii) it amends certain rules for mining licenses such as the increase of the mining license prices for exploration and exploitation concessions; (iii) it introduces rules for geological information; (iv) it adopts amendments consistent with the Geodetic Reference System for the Americas (SIRGAS) datum; and (iv) it introduces additional requirements for possessory actions.

Environment

On December 27, 2023, Law No. 21,639 was published in the Official Gazette, amending the legal framework for the development of hydric infrastructure and desalinization projects with the purpose of using desalinated water for irrigation and subsistence. Law No. 21,639 empowers the Ministry of Public Works to study and construct water infrastructure, and to place water obtained for human consumption as a priority. It also confers to the Ministry of Public Works the duty to ensure the proper compliance of water infrastructure functions.

On January 10, 2024, the Chilean government submitted a bill to the Chilean Congress, among other matters, to update the environmental approval system by restricting the powers of political instances for environmental approval such as the Committee of Ministers for the Sustainability and Climate Change, establishing a single means of challenge an environmental approval or creating a voluntary process of early participation by affected communities. It also strengthens the Strategic Environmental Assessment (SEA) and establishes that the State Defense Council (Consejo de Defensa del Estado or CDE) will have legal standing to file a legal action against environmental damage.

On January 15, 2024, the Chilean government submitted a bill to the Chilean Congress to create a new common framework law on sectorial permits, expedite the approval of a substantial number of non-environmental permits required for the development of projects and activities in regulated areas, and provide more legal certainty to investors.

Cybersecurity

On December 4, 2023, the National Cybersecurity Policy for years 2023-2028 was published in the Official Gazette, replacing the previous policy published in April 2017. The new policy focuses on several aspects of cybersecurity, ranging from improvements to the national cybersecurity infrastructure to international coordination. In particular, the National Cybersecurity Policy sets forth the following goals: (i) infrastructure resilience; (ii) human rights; (iii) cybersecurity culture; (iv) national and international coordination; and (v) promotion of industry and scientific research.

On December 13, 2023, the Chilean Senate approved a framework law on cybersecurity and critical information infrastructure, which is pending review by the Constitutional Court to be enacted. The approved legislation provides a new institutional framework to enhance preventive work, form a public culture regarding digital security, face contingencies in the public and private sectors, and protect the safety of people in cyberspace. It defines essential services and the vital instance operators. The new law creates the National Cybersecurity Agency (Agencia Nacional de Ciberseguridad or ANCI), which will define security protocols and regulations to prevent and resolve cybersecurity incidents, and will oversee and apply administrative penalties to institutions that do not improve their cybersecurity in accordance with the regulations issued by ANCI, or do not respond adequately to incidents that occur. The approved law also creates the Cyber Incident Response Team (Equipo de Respuesta a Incidentes de Seguridad Informática or CSRIT) or multi-disciplinary centers to prevent, detect, manage and respond to cybersecurity incidents or cyberattacks in accordance with predefined procedures and policies.

2024 Budget

On December 18, 2023, Law No. 21,640 was published in the Official Gazette, approving the 2024 budget as submitted by the government to Congress on September 29, 2023. See “Republic of Chile—Recent Developments” in the Amendment No. 6 to the Annual Report.

While the government believes that its assumptions and targets for the Chilean economy included in the 2024 Budget were reasonable when formulated, actual outcomes are beyond its control or significant influence, and will depend on future events. Accordingly, the government’s fiscal performance could differ from the assumptions, targets and estimates set forth in the relevant budget. Furthermore, the government may subsequently adjust the macroeconomic assumptions to reflect the latest developments relating to domestic and external factors.

THE ECONOMY

Economic Performance Indicators

The following table sets forth changes in the monthly economic activity index (“Imacec”), Mining Imacec and Non-mining Imacec for the periods indicated:

Imacec, Mining Imacec and Non-mining Imacec
(% change from same period in previous year)

	Imacec	Mining Imacec	Non-mining Imacec
2023
January	0.3	5.7	(0.5)
February	(0.4)	1.3	(0.6)
March	(1.8)	(6.8)	(1.0)
April	(0.6)	4.3	(1.2)
May	(1.4)	(7.5)	(0.4)
June	(0.4)	2.3	(0.9)
July	1.9	3.4	1.6
August	(0.4)	3.0	(1.0)

Imacec, Mining Imacec and Non-mining Imacec
(% change from same period in previous year)

	Imacec	Mining Imacec	Non-mining Imacec
September	0.3	7.3	(0.9)
October	0.3	(4.0)	1.0
November	1.2	2.7	1.0

Source: Chilean Central Bank.

The following table sets forth certain macroeconomic performance indicators for periods indicated:

	Current Account (millions of US$)(1)	GDP Growth (in %)(2)	Domestic Demand Growth (in %)(2)
2023
First quarter	1,287.6	(0.7)	(8.0)
Second quarter	(2,891.4)	(0.8)	(5.2)
Third quarter	(4,494.9)	0.6	(3.6)

Notes:

(1) Current account data for the periods indicated.

(2) Compared to the same periods in 2022.

Source:  Chilean Central Bank.

Gross Domestic Product

For the nine months ended September 30, 2023, real GDP contracted 0.3% compared to the same period in 2022. This contraction was mainly due to a decrease in private consumption. During the nine months ended September 30, 2023, aggregate domestic demand decreased 5.6%, gross fixed capital formation decreased 1.7%, total consumption decreased 4.0%, exports increased 0.5% and imports decreased 13.8%, in each case in real terms when compared to the same period in 2022.

The following tables present GDP and expenditures measured at current prices and in chained volume at previous period prices, each for the periods indicated:

Nominal GDP and Expenditures
(at current prices for period indicated, in billions of Chilean pesos)

	Nine months ended September 30,
	2022	2023
Nominal GDP	191,670	205,152
Aggregate domestic demand	201,215	201,614
Gross fixed capital formation	47,021	46,927
Change in inventories	3,977	(958)
Total consumption	150,217	155,644
Private consumption	122,959	125,062
Government consumption	27,258	30,582
Total exports	68,220	64,943
Total imports	77,765	61,405
Net exports	(9,545)	3,538

Source: Chilean Central Bank.

Real GDP and Expenditure
(chained volume at previous year prices, in billions of Chilean pesos)

	Nine months ended September 30,
	2022	2023
Real GDP	151,434	150,982
Aggregate domestic demand	162,866	153,747
Gross fixed capital formation	35,364	34,778
Change in inventories	2,614	(938)
Total consumption	124,888	119,907
Private consumption	101,349	95,731
Government consumption	23,630	24,324
Total exports	38,513	38,697
Total imports	49,157	42,375
Net exports	(10,644)	(3,679)

Source: Chilean Central Bank.

Composition of Demand

The primary component of aggregate demand is private consumption, which as a percentage of GDP, represented 59.9% for the nine months ended September 30, 2023. Government consumption was 13.3% of GDP for the nine months ended September 30, 2023, compared to 14.2% in the same period of 2022. Another key component of demand, gross fixed capital formation, was 22.9% of GDP in the nine months ended September 30, 2023, and 24.5% in the same period of 2022.

The following table presents nominal GDP by categories of aggregate demand for the periods indicated:

Nominal GDP by Aggregate Demand
(percentage of total GDP, except as indicated)

	Nine months ended September 30,
	2022	2023
Nominal GDP (in billions of Chilean pesos)	191,670	205,152
Domestic absorption	105.0	98.3
Total consumption	78.4	75.9
Private consumption	64.2	61.0
Government consumption	14.2	14.9
Change in inventories	2.1	(0.5)
Gross fixed capital formation	24.5	22.9
Exports of goods and services	35.6	31.7
Imports of goods and services	40.6	29.9

Source: Chilean Central Bank.

Savings and Investment

For the nine months ended September 30, 2023, total gross savings (or domestic gross investment) decreased to 32.0%, compared to 26.6% in the same period of 2022 as result of an increase in external savings, which was partially offset by an increase in national savings.

The following table presents information for savings and investment for the periods indicated:

Savings and Investment
(% of GDP)

	Six months ended September 30,
	2022	2023
National savings	16.7	19.9
External savings	9.9	12.0
Total gross savings or domestic gross investment	26.6	32.0

Source: Chilean Central Bank.

Principal Sectors of the Economy

For the nine months ended September 30, 2023, the primary sector increased by 0.7% (representing 15.5% of total nominal GDP), the manufacturing sector decreased by 1.1% (representing 9.9% of total nominal GDP) and the services sector increased by 0.7% (representing 64.8% of total nominal GDP), in each case, compared to the same period in 2022 and in real terms. The increase in the primary sector was driven by an increase in fishing and mining, and the decrease in the manufacturing sector was driven mainly by a decrease in all subsectors, except for (i) textiles, clothing and leather, (ii) chemical, petroleum, rubber and plastic products, and (iii) metal products, machinery and equipment. The increase in the services sector was mainly driven by the increase in electricity, oil and gas and water, housing, and personal services.

The following table presents changes in real GDP by sector and their respective growth rates for the periods indicated:

Nominal GDP by Sector
(% of GDP, except as indicated)

	Nine months ended September 30,
	2022	2023
Primary sector	17.5	15.5
Agriculture, livestock and forestry	2.8	2.9
Fishing	0.8	0.6
Mining	13.9	11.9
Copper	10.5	9.3
Other	3.4	2.6
Manufacturing sector	9.7	9.9
Foodstuffs, beverages and tobacco	3.9	4.3
Textiles, clothing and leather	0.1	0.1
Wood products and furniture	0.6	0.4
Paper and printing products	0.7	0.6
Chemicals, petroleum, rubber and plastic products	2.3	2.3
Non-metallic mineral products and base metal products	0.5	0.5
Metal products, machinery and equipment and miscellaneous manufacturing	1.5	1.7
Services sector	62.6	64.8
Electricity, oil and gas and water	2.0	2.7
Construction	5.9	5.8

Nominal GDP by Sector
(% of GDP, except as indicated)

	Nine months ended September 30,
	2022		2023
Trade and catering		10.6		10.7
Transport		4.9		5.3
Communications		2.6		2.6
Financial services		12.2		11.9
Housing		8.1		8.4
Personal services		12.0		12.9
Public administration		4.4		4.5
Subtotal		89.8		90.2
Net adjustments for payments made by financial institutions, VAT and import tariffs		10.2		9.8
Total GDP		100.0		100.0
Nominal GDP (in billions of Chilean pesos)	Ps.	191,670	Ps.	205,152

Source: Chilean Central Bank.

Change in GDP by Sector
(% change from previous year, except as indicated)

	Nine months ended September 30,
	2022	2023
Primary sector	(3.9)	0.7
Agriculture, livestock and forestry	(0.5)	(1.8)
Fishing	(1.3)	5.6
Mining	(5.4)	1.3
Copper	(7.1)	(0.4)
Other	12.2	7.4
Manufacturing sector	(0.9)	(1.1)
Foodstuffs, beverages and tobacco	2.6	(2.4)
Textiles, clothing and leather	(6.7)	2.1
Wood products and furniture	(12.9)	(11.9)
Paper and printing products	(1.5)	(2.4)
Chemicals, petroleum, rubber and plastic products	(4.8)	1.5
Non-metallic mineral products and base metal products	(12.5)	(1.6)
Metal products, machinery and equipment and miscellaneous manufacturing	4.2	2.5
Services sector	7.1	0.7
Electricity, oil and gas and water	8.7	13.9
Construction	2.1	(0.8)
Trade and catering	1.5	(3.2)
Transport	21.6	(4.2)
Communications	8.2	0.4
Financial Services	4.9	0.0
Housing	6.6	2.5

Change in GDP by Sector
(% change from previous year, except as indicated)

	Nine months ended September 30,
	2022		2023
Personal Services		15.4		3.6
Public Administration		(0.5)		0.7
Subtotal		4.2		(0.3)
Net adjustments for payments made by financial institutions, VAT and import tariffs		4.8		(7.4)
Total GDP		4.2		(0.3)
Real GDP (chained volume at previous year prices, in billions of Chilean pesos)	Ps.	151,433,618	Ps.	150,981,754

Source: Chilean Central Bank.

Wages

The following table sets forth changes in average real wages and productivity for the nine months ended September 30, 2023, compared to the same period in 2022:

Real Wages
(% change from same period in 2022)

Nine months ended September 30, 2023
Productivity	(2.5)%
Average real wages	3.6%

Sources: Chilean Central Bank and National Statistics Institute.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Chile’s balance of payment recorded a surplus of US$2.32 million for the nine months ended September 30, 2023, compared to a deficit of US$9.78 billion in the same period of 2022.

Current Account

Chile’s current account recorded a deficit of US$6.1 billion as of September 30, 2023, compared to a deficit of US$22.1 billion as of September 30, 2022.

The merchandise trade surplus increased to US$11.9 billion for the nine months ended September 30, 2023, from US$0.15 billion during the same period of 2022, driven by a decrease in merchandise imports, which accounted for US$59.7 billion for the nine months ended September 30, 2023, compared to US$73.0 billion for the same period in 2022.

Capital Account and Financial Account

Chile’s capital account recorded a surplus of US$46.0 million for the nine months ended September 30, 2023, compared to a surplus of US$2.0 million during the same period of 2022.

The financial account registered a deficit of US$6.7 billion for the nine months ended September 30, 2023, compared to a deficit of US$22.9 billion in the same period of 2022. This decrease in the deficit was mainly due to an increase in net portfolio investment and financial derivatives.

The following table sets forth Chile’s balance of payments for the periods indicated:

Balance of Payment
(in millions of US$)

	Nine months ended September 30,
	2022	2023
Current account
Current account, net	(22,109)	(6,099)
Goods and Services, net	(10,959)	4,431
Merchandise Trade Balance	148	11,880
Exports	73,178	71,527
Imports	73,030	59,647
Services	(11,107)	(7,449)
Credits	6,108	7,449
Debits	17,215	14,898
Income, net	(11,465)	(11,223)
Income from investment	(11,011)	(10,766)
Income from direct investment(1)	(9,286)	(8,214)
Abroad	7,796	5,725
From abroad	17,082	13,939
Income from portfolio investment	(1,425)	(1,641)
Dividends	1,066	721
Interest	(2,491)	(2,363)
Income from other investment	(299)	(911)
Credits	430	1,201
Debits	729	2,112
Current transfers, net	316	693
Credits	2,304	2,491

Balance of Payment
(in millions of US$)

	Nine months ended September 30,
	2022	2023
Debits	(1,989)	(1,798)
Capital and financial accounts
Capital and financial accounts, net	(22,925)	(6,627)
Capital account, net	2	46
Financial account, net	(22,927)	(6,673)
Direct investment, net	(6,077)	(10,044)
Direct investment abroad	10,241	6,286
Shares and other capital	3,842	716
Earnings reinvested	6,087	4,253
Debt instruments(2)	312	1,318
Direct investment to Chile	16,317	16,331
Shares and other capital	5,244	10,284
Earnings reinvested	7,728	7,000
Debt instruments(2)	3,346	(954)
Portfolio investment, net	(1,962)	1,531
Assets	5,060	5,578
Liabilities	7,022	4,046
Financial Derivatives, net	(1,962)	1,531
Other Investment, net(3)	1,004	(1,452)
Assets	1,183	1,897
Commercial credits	(911)	(1,787)
Loans	2,327	242
Currency and deposits	(124)	3,376
Other assets	520	66
Liabilities	7,928	920
Commercial credits	(204)	(509)
Loans(3)	7,155	3,931
Currency and deposits	968	(2,508)
Other liabilities	—	—
Assets in reserve, net	(9,777)	2,315
Errors and omissions, net	(9,777)	(620)
Financial account (excluding change in reserves)	(9,199)	995
Total balance of payments	(9,777)	2,315

Notes:

(1)	Includes interest.
(2)	Includes trade credits, loans, currency and deposits.
(3)	Short term net flows.

Source: Chilean Central Bank.

Merchandise Trade

The primary countries of origin of Chile’s imports for the nine months ended September 30, 2023 were China (which accounted for 23.0% of total imports), the United States (20.3%), Brazil (10.3%), Argentina (6.5%), Germany (3.4%) and Japan (2.7%). The primary destinations of Chile’s exports for the nine months ended September 30, 2023, were China (which received 38.5% of Chile’s total exports), the United States (15.7%), Japan (7.0%), South Korea (6.7%) and Brazil (4.3%). During the nine months ended September 30, 2023, Chile’s exports to Asia, as a percentage of total exports, were relatively stable (57.6%) compared to the same period in 2022 (58.3%), while the proportion of Chile’s exports to the United States increased to 15.7% from 14.3% during the same period in 2022.

For the nine months ended September 30, 2023, merchandise exports totaled US$71.5 billion and merchandise imports totaled US$59.6 billion. Intermediate goods, such as oil and others fossil fuels, accounted for 58% of total imports in the nine months ended September 30, 2023 compared to 60% for the same period in 2022. Imports of consumer goods amounted to 28% of total imports in the nine months ended September 30, 2023, which were higher compared to the same period in 2022. Imports of capital goods accounted for 22% of total imports for that period compared to 20% for the same period in 2022.

The following tables set forth information regarding exports and imports for the periods indicated:

Geographical Distribution of Merchandise Trade
(% of total exports/imports)

	Nine months ended September 30,
	2022	2023
Exports (FOB)
Americas:
Argentina	0.9	1.0
Brazil	4.7	4.3
Mexico	1.9	1.8
United States	14.3	15.7
Other	8.5	8.2
Total Americas:	30.3	31.0
Europe:
France	1.1	1.1
Germany	1.0	1.1
Netherlands	1.8	1.8
Spain	1.3	1.3
United Kingdom	0.6	0.5
Other	4.1	4.4
Total Europe: :	9.8	10.1
Asia:
Japan	7.2	7.0
South Korea	6.3	6.7
Taiwan	1.7	1.4
China	39.0	38.5
Other	4.1	4.0
Total Asia:	58.3	57.6
Other:(1)	1.5	1.3
Total exports:	100	100
Imports (CIF)
Americas:
Argentina	5.6	6.5
Brazil	9.9	10.3
Mexico	2.3	2.1

Geographical Distribution of Merchandise Trade
(% of total exports/imports)

	Nine months ended September 30,
	2022	2023
United States	21.4	20.3
Other	8.7	9.0
Total Americas:	48.0	48.2
Europe:
France	1.3	1.4
Germany	2.6	3.4
Netherlands	0.6	0.6
Spain	1.9	2.2
United Kingdom	0.6	0.6
Other	6.1	6.6
Total Europe: :	13.0	14.9
Asia:
Japan	2.2	2.66
South Korea	1.7	1.7
Taiwan	0.3	0.3
China	25.1	23.0
Other	5.2	5.5
Total Asia:	34.6	33.2
Other:(1)	4.4	3.7
Total imports:	100.0%	100.0%

Notes:

(1)     Includes Africa, Oceania and other countries, including those in tax free zones.

Source: Chilean Central Bank.

Services Trade

For the nine months ended September 30, 2023, exported services increased 9.0% and imported services decreased 14.0%, compared to the same period in 2022.

MONETARY AND FINANCIAL SYSTEM

Monetary and Exchange Rate Policy

Monetary Policy and Interest Rate Evolution

On December 19, 2023, the Chilean Central Bank lowered the Tasa de Política Monetaria (“TPM”) by 75 basis points to 8.25%, mainly to follow the decreasing trend in inflation, which was still above the 3.0% (+/-1.0%) target band.

Inflation

The following table shows changes in the Consumer Price Index or CPI for the period indicated.

Inflation
(% change from the previous 12-month period)

CPI
Twelve months ended December 31, 2023	3.9

Source: CPI Report, National Institute of Statistics.

Exchange Rates

Chilean Peso

The Chilean peso traded at Ps. 912.02/US$1.00 on January 16, 2024.

The following table shows the high, low, average and period-end observed Chilean peso/U.S. dollar exchange rate for the periods indicated:

Observed Exchange Rates
(Chilean pesos per US$)

	High	Low	Average(1)	Period-End
Year ended December 31, 2023	945.61	781.49	839.07	884.59
January 2024 (through January 16)	919.07	877.12	898.83	912.02

Notes:

(1)    Represents the average daily rates for the period indicated.

Source: Chilean Central Bank.

Unidades de Fomento

On January 16, 2024, one Unidad de Fomento was equal to Ps. 36,822.24.

The following table shows the high, low, average and period-end Unidades de Fomento expressed in Chilean Peso for the periods indicated below:

UF Values expressed in Chilean Peso

	High	Low	Average(1)	Period-End
Year ended December 31, 2018	27,565.79	26,799.01	27,165.75	27,565.79
Year ended December 31, 2019	28,309.94	27,538.22	27,854.39	28,309.94
Year ended December 31, 2020	29,090.98	28,310.86	28,678.81	29,070.33
Year ended December 31, 2021	30,991.74	29,061.89	29,802.93	30,991.74
Year ended December 31, 2022	35,110.98	30,996.73	33,047.14	35,110.98
Year ended December 31, 2023	36,789.36	35,122.26	35,974.37	36,789.36
January 2024 (through January 16)	36,863.94	36,797.64	36,834.86	36,822.24

Notes:

(1)    Represents the average daily rates.

International Reserves

Net international reserves of the Chilean Central Bank totaled approximately US$39.5 billion as of November 30, 2023, compared to US$34.6 billion as of November 30, 2022.

The following table shows the composition of net international reserves of the Chilean Central Bank as of the dates indicated:

Net International Reserves of the Chilean Central Bank
(in millions of US$)

	As of November 30,
	2022	2023
Chilean Central Bank:
Assets:
Gold	14	16
Special Drawing Rights (SDRs)	3,190	3,359
Reserve position in the IMF	653	656
Foreign exchange and bank deposits	1,433	1,676
Securities	33,320	37,509
Other assets(1)	-	-
Total	38,611	43,217
Liabilities
Reciprocal Credit Agreements	—	—
Bonds and promissory notes	1	-
Accounts with international organizations	88	83
SDR allocations	3,279	3,330
Short Term Liabilities	659	273
Total	4,027	3,685
Total international reserves, net	34,584	39,531

Notes:

(1)	Includes reciprocal credit agreements with central banks members of the Latin American Integration Association (ALADI)’s Agreement of Reciprocal Payments and Credits.

Source: Chilean Central Bank.

Money Supply

The following tables set forth the monetary base and the monetary aggregates as of the dates indicated:

Monetary Base(1)
(in billions of Chilean pesos)

	As of October 31,
	2022	2023
Currency in circulation	11,966.6	10,445.3
Bank reserves	8,762.4	7,459.5
Monetary base	20,729.1	17,904.8

Notes:

(1)	There are no demand deposits at the Chilean Central Bank.

Source: Chilean Central Bank.

Monetary Aggregates
(in billions of Chilean pesos)

	As of October 31,
	2022	2023
Currency in circulation	11,966.6	10,445.3
Demand deposits at commercial banks	46,966.0	45,355.7
Monetary Base	20,729.1	17,904.8
Currency in circulation	11,966.6	10,445.3
Demand deposits at commercial banks	46,966.0	45,355.7
M1(1)	58,932.7	55,801.0
Total time and savings deposits at banks	110,003.6	122,120.9
Others	14,019.0	18,074.3
M2(2)	182,955.3	195,996.2
Foreign currency deposits at Chilean Central Bank	32,482.8	30,731.1
Documents of Chilean Central Bank	19,879.1	20,723.9
Letters of Credit	98.3	83.6
Private Bonds	34,968.8	37,410.0
Others	45,965.2	45,991.2
M3(3)	316,349.6	330,936.1

Notes:

(1)	M1: Currency in circulation plus checking accounts net of float, demand deposits at commercial banks other than the former and other than demand savings deposits.
(2)	M2: M1 plus time deposits, time savings deposits, shares of mutual funds invested in up to one year term debt instruments and collections by saving and credit cooperatives (excluding time deposit of the mutual funds previously mentioned and of saving and credit cooperatives).
(3)	M3: M2 plus deposits in foreign currency, documents issued by the Chilean Central Bank, Chilean treasury bonds, letters of credit, commercial papers, corporate bonds, shares of the other mutual funds and shares of pension funds in voluntary savings (excluding mutual funds’ and pension funds’ investments in M3 securities).

Source: Chilean Central Bank.

The following tables show changes in selected monetary indicators for the period indicated:

Selected Monetary Indicators
(in % change from October 31, 2022)

As of October 31, 2023
M1 (% change)	(5.3)
M2 (% change)	7.1
Credit from the financial system (% change)	3.7
Average annual Chilean peso deposit rate (%)(1)	3.6

Notes:

(1)	Represents real interest rates for a period of 90 to 365 days.

Source: Chilean Central Bank.

The following table shows liquidity and credit aggregates as of the dates indicated:

Liquidity and Credit Aggregates
(in billions of Chilean pesos)

	As of October 31,
	2022	2023
Liquidity aggregates (at period end)	17,688	19,843
Monetary base:
Currency, excluding cash in vaults at banks	11,967	10,445
M1(1)	58,933	55,801
M2(2)	182,955	195,996
M3(3)	316,350	330,936
Credit aggregates (at period end):
Private sector credit	217,910	224,073
Public sector credit	15,725	15,600
Total domestic credit(4)	196,270	199,452
Deposits:(4)
Chilean peso deposits	175,606	185,087
Foreign-currency deposits	40,145	38,136
Total deposits	215,751	223,223

Notes:

(1)	Currency in circulation plus Chilean peso-denominated demand deposits.
(2)	M1 plus Chilean peso-denominated savings deposits.
(3)	M2 plus deposits in foreign currency, principally U.S. dollars. Does not include government time deposits at the Chilean Central Bank.
(4)	Includes capital reserves and other net assets and liabilities.

Source: Chilean Central Bank.

Financial Sector

General Overview of Banking System

The following table provides certain statistical information on the financial system:

Chilean Financial System
(in millions of US$, except for percentages)

	As of November 30, 2023
	Assets		Loans		Deposits		Shareholder’s Equity(1)
	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)
Domestically owned private sector banks	395,628	85.5%	364,002	85.3%	186,094	83.1%	31,626	87.2%
Foreign owned private sector banks(2)	1,632	0.4%	864	0.2%	460	0.2%	767	2.1%
Private sector total	397,260	85.8%	364,866	85.5%	186,554	83.3%	32,394	89.3%
Banco Estado	65,564	14.2%	61,702	14.5%	37,401	16.7%	3,862	10.7%
Total banks	462,823	100.0%	426,568	100.0%	223,955	100.0%	36,255	100.0%

Notes:

(1)	Corresponds to the “Capital Básico”, which includes capital and reserves.
(2)	Foreign-owned subsidiaries of foreign banks are classified as domestically owned private-sector banks. If they were classified as foreign-owned private-sector banks, the market share of foreign-owned private-sector banks as of November 30, 2023 would be as follows: assets: 41.2%, loans: 41.2%, deposits: 36.1% and shareholders’ equity: 41.3%, with the corresponding reduction in the market share of domestically owned private-sector banks.

Source: CMF.

The following table sets forth the total assets of the five largest Chilean private sector banks, state owned Banco Estado and other banks in the aggregate as of the dates indicated:

	As of June 30, 2023
	In billions of Chilean Pesos	Market Share (%)
Banco de Crédito e Inversiones	70.8	17.6%
Banco Santander-Chile	56.9	14.2%
Banco del Estado de Chile	55.5	13.8%
Banco de Chile	80.0	19.9%
Banco Itaú Chile	42.8	10.6%
Other banks	95.7	23.8%
Total Banking System	401.7	100.0%

Source: CMF

The following table sets forth information on bank operation efficiency indicators for the periods indicated:

Financial System Indicators
(%)

	As of November 30,
	2022	2023
Return on assets	1.3	1.0
Return on equity	18.4	13.1
Non-performing loans as a percentage of total loans	1.7	1.2
Gross operational margin/assets	1.5	1.4
Operating expenses/operating revenue	97.3	115.4
Operating expenses/average total assets	1.5	1.6
Regulatory capital to risk-weighted assets	n.a.	n.a.

Source: CMF

n.a. = Not available.

Institutional Investors

The principal institutional investors active in Chile (listed by size of investment portfolio, in descending order) are the pension funds, insurance companies and mutual funds.

The following table sets forth the amount of assets of the various types of institutional investors in Chile as of September 30, 2023:

Total Assets of Institutional Investors
(in billions of US$)

	Pension Funds (AFPs)	Insurance Companies	Mutual Funds	Investment Funds(1)	Foreign Capital Investment Funds	Total
As of September 30, 2023	168.3	71.5	60.1	n.a.	n.a.	299.8

Notes:

(1)	Includes international investment funds.

n.a.= Not available

Source: CMF, Superintendency of Pensions.

Public Sector Finances

The following tables set forth a summary of public sector accounts (calculated on an accrual basis and as a percentage of GDP for the periods indicated):

Public Sector Finances
(in billions of US$ and % of total GDP)

	Nine months ended September 30,
	2022		2023
	(US$)	(%)(3)	(US$)	(%)(4)
Current Revenues and Expenditures
Revenues	61.4	27.5	58.5	23.4
Net taxes(1)	50.5	22.6	45.8	18.3
Copper revenues(2)	1.9	0.8	1.1	0.4
Social Security contributions	2.2	1.0	2.9	1.2
Donations	0.1	0.1	0.1	0.0
Real property incomes	2.9	1.3	4.5	1.8
Operational revenues	1.0	0.5	1.2	0.5
Other revenues	2.7	1.2	3.0	1.2
Expenditures	48.2	22.1	55.2	21.6
Wages and salaries	10.6	5.0	12.5	4.8
Goods and services	4.2	1.9	4.7	1.9
Interest on public debt	2.8	1.2	3.1	1.2
Transfer payments	21.5	8.9	22.3	9.7
Transfers to social security	9.0	4.9	12.4	4.0
Others	0.1	0.1	0.2	0.1
Capital Revenues and Expenditures
Revenues	0.0	0.0	0.0	0.0
Asset sales	0.0	0.0	0.0	0.0
Expenditures	6.2	2.8	7.5	3.0
Investment	2.4	1.1	2.7	1.1
Capital transfers	3.8	1.7	4.7	1.9
Central government balance	7.0	3.1	(4.1)	(1.6)

Notes:

(1)	Taxes collected net of refunds.
(2)	Excludes transfers from Codelco under Law No. 13,196. This law (Ley Reservada del Cobre), which is not publicly disclosed, earmarks 10% of Codelco’s revenues from the export of copper and related byproducts for defense spending and these funds are therefore excluded from the central government’s current revenues. Defense spending is considered an extra-budgetary expense in accordance with IMF accounting guidelines. Although Congress repealed the Ley Reservada del Cobre in September 2019, the provisions of such legislation continue to apply to the allocation, distribution and control of the resources associated to military projects approved before December 31, 2019.
(3)	Expressed as a percentage of GDP for 2022.
(4)	Expressed as a percentage of GDP for 2023.

Source: Chilean Budget Office.

Fiscal Responsibility Law

Economic and Social Stabilization Fund

The Economic and Social Stabilization Fund (FEES) is designed mainly to serve as a complement to the structural fiscal balance and to provide the government with a stable financial horizon by ensuring that a portion of any fiscal surplus is saved to be used to finance the government when there is a structural deficit. In this way, the fund is intended to insulate social spending from sharp changes in the economic cycle and in prices of copper, while harnessing public saving to strengthen the Chilean economy's competitiveness. As of November 30, 2023, the total assets of the FEES were US$5.84 billion. As the government has discretion to make withdrawals from the FEES, for example when it deems that borrowing costs are high, no assurance can be given that the assets of the FEES will not vary significantly over time.

Public Sector Debt

External Debt

Chile’s total public sector external debt was US$44.3 billion as of September 30, 2023, and US$40.2 billion as of September 30, 2022.

The following table sets forth the outstanding amount of public sector external debt by creditor as of the dates indicated:

Public Sector External Debt, By Creditor
(in millions of US$)

	As of September 30,
	2022	2023
IDB	2,001	2,629
IBRD (World Bank)	141	150
Bonds	38,007	41,440
IDA (World Bank)	-	-
Others	98	77
Total	40,246	44,295

Source: Chilean Budget Office.

The following table sets forth public sector external debt by currency as of the dates indicated:

Public Sector External Debt, By Currency
(in millions of US$)

	As of September 30,
	2022	2023
United States Dollar	28,388	30,428
Euro	11.858	13,557
Chilean Pesos	-	310
Other	-	-
Total	40,246	44,295

Source: Chilean Budget Office.

Debt Record

The net consolidated debt increased from 18.8% as of September 30, 2022 to 24.2% as of September 30, 2023, mainly driven by an increase in the central government debt.

The following tables set forth the net debt of the Chilean Central Bank and Central Government for the dates indicated:

Net Consolidated Debt of the Chilean Central Bank and Central Government
(as a % of GDP)

	As of September 30,
	2022	2023
Net Consolidated Debt	18.8	24.2

Source: Chilean Central Bank, Chilean Budget Office and Office of the Comptroller General of the Republic.

Net Debt of the Chilean Central Bank
(in millions of pesos of each year)

	As of September 30,
	2022	2023
Liabilities	49,074,639	55,068,736
Chilean Central Bank notes and bonds(1)	38,585,883	48,608,372
Fiscal deposits	133	134
Others(2)	10,488,623	6,460,229
Assets without subordinated debt	50,504,853	59,323,126
Net international reserves (in US$ million)	37,784	41,402
Others(3)	14,005,035	21,778,036
Total Net Debt without subordinated debt(1) (2)	(1,430,214)	(4,254,391)

Notes:

(1)	Includes various notes and bonds of the Chilean Central Bank such as the Chilean Central Bank discountable promissory notes (PDBC), Chilean Central Bank indexed promissory notes (PRBC), Chilean Central Bank bonds in Chilean pesos (BCP), Chilean Central Bank bonds in UF (BCU), Chilean Central Bank bonds in U.S. dollars (BCD) and other instruments.
(2)	Includes other deposits and obligations, reciprocal agreements and other securities.
(3)	Includes net internal credit, excluding fiscal transfers, subordinated debt, SINAP obligations and popular capitalism, other securities from abroad, contributions to international organizations and other adjusted domestic securities.

Source: Chilean Central Bank.

Central Government Total Net Debt
(in millions of pesos of each year, except as indicated)

	As of September 30,
	2022	2023
Debt in pesos	62.865.144	67.991.268
External debt	—	—
Domestic debt	62.865.144	67.991.268
Assets in pesos	26.051.933	24.103.901
Assets in pesos, without public enterprises(1)	26.051.933	24.103.901
Chilean Central Bank Deposits	—	—
Financial debt of public enterprises with the central government	—	—
Net debt in pesos(2)	36.813.211	43.887.367
Debt in U.S. dollars (in US$ million)	40.246	44.295
Treasury bills with the Chilean Central Bank (in US$ million)	—	—
External debt (in US$ million)	40.246	44.295
Assets in U.S. dollars, Chilean Central Bank deposits(3) (in US$ million)	26.105	14.424
Net debt in U.S. dollars (in US$ million)	14.141	29.871
Total Financial debt(4)	101.742.629	108.160.092
Total Financial assets(5)	51.269.220	37.184.551
Total net financial debt	50.473.409	70.975.541
Total net financial debt of central government (% of GDP)	19.4%	25.7%

Notes:

(1)	Does not include assets of the old scholarship system.
(2)	Includes CORFO.
(3)	Includes the Oil Stabilization Fund, the Sovereign Wealth Funds, the Infrastructure Fund and governmental term deposits.
(4)	Debt in pesos plus debt in U.S. dollars (using the exchange rate at June 30 of the applicable year).
(5)	Assets in pesos plus assets in U.S. dollars (using the exchange rate at June 30 of the applicable year).

Source: Chilean Central Bank, Chilean Budget Office and Office of the General Comptroller.

Public Debt Statistics

Public Debt Report

Since 2006, the Ministry of Finance has published quarterly reports on public debt records, containing data on the assets and liabilities of the central government, the Chilean Central Bank and other relevant public institutions.

Central Government Indebtedness

The most widely used international indicator of governmental liabilities is the item called “general government indebtedness,” which includes both “central government liabilities” and “local government authorized liabilities.” In Chile, local governments are not authorized to incur any financial indebtedness; therefore, the general and central government liabilities are treated as one item. As of September 30, 2023, central government liabilities represented 39.2% of GDP.

The level of general government liabilities is not an adequate indicator of Chile’s financial soundness, because it does not take account of the government’s financial assets. “Central government net indebtedness” is used to more accurately measure the government’s financial position, by showing the difference between public debt and financial assets, that is, deposits in current accounts, time deposits and fixed income investments. Equity investments and loans granted by the central government are disregarded, because it is very difficult to have an accurate economic valuation of them. Net central government indebtedness totaled 25.7% of GDP as of September 30, 2023.

Chilean Central Bank Debt and Consolidated Debt

As of September 30, 2023, the liabilities of the Chilean Central Bank exceeded its assets, resulting in net indebtedness equivalent to 1.1% of GDP. The net consolidated debt of the central government and the Chilean Central Bank, in the aggregate, as of September 30, 2023 represented 24.2% of GDP.

Other Assets and Liabilities

The quarterly reports on public debt records published by the Ministry of Finance also disclose information about the net indebtedness of public enterprises and social security debt, which is not consolidated with the rest of the public debt for economic and statistical reasons.

Only in exceptional circumstances and upon authorization provided by law, will the government guarantee such debt where a public company’s assets are not sufficient to cover its liabilities. As of September 30, 2023, the total amount of public guarantees totaled 1.6% of GDP, as compared with 1.7% of GDP as of September 30, 2022.

Under the social security system, Chile maintains certain liabilities to workers that migrated from the state administered pension system to the privately administered system. The government pays this debt directly to the individual pension fund account at the time the worker retires. The government estimates that this liability was 0.1% of GDP as of September 30, 2023. This debt will be paid progressively as the workers who contributed to the old pension system retire.